UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Rosehill Resources Inc.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001
(Title of Class of Securities)

777385 105
(CUSIP Number)

Gary C. Hanna. 16200 Park Row, Suite 300 Houston, TX 77084-5056 (281) 675-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 777385 105

1	Name of Reporting Person Gary C. Hanna
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,391,138
	8	Shared Voting Power 0*
	9	Sole Dispositive Power 1,391,138*
	10	Shared Dispositive Power 0*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,391,138*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.4%(1)
14	Type of Reporting Person (See Instructions) IN

*	Calculated in the manner set forth in Item 5.

(1)	Based on 7,159,659 shares of Class A Common Stock deemed to be outstanding, including (i) 5,962,245 shares of Class A Common Stock currently issued and outstanding, (ii) 1,150,979 shares of Class A Common Stock issuable upon exercise of warrants owned by the Reporting Person and (iii) 46,435 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by Hanna. See Items 3 and 5 for further details.

Item 1.	Security and Issuer

This Schedule 13D relates to (i) Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Rosehill Resources Inc., a Delaware corporation (the “Issuer” or the “Company”), (ii) 8.000% Series A Cumulative Perpetual Convertible Preferred Stock (“Series A Preferred Stock”) of the Issuer, which may be converted into shares of the Issuer’s Class A Common Stock and (iii) warrants of the Issuer, entitling the holder thereof to purchase one share of Class A Common Stock at an exercise price of $11.50 per share (the “Warrants”). The address of the Issuer’s principal executive offices is 16200 Park Row, Suite 300, Houston, Texas, 77084.

Item 2.	Identity and Background

(a)	Name

This Schedule 13D is being filed by Gary C. Hanna (the “Reporting Person”).

(b)	Residence or Business Address

The address of the principal business and principal office for the Reporting Person is: 16200 Park Row, Suite 300 Houston, TX 77084-5056.

(c)	Present Principal Occupation or Employment and the Name, Principal Business and Address of any Corporation or Other Organization in Which Such Employment Is Conducted

(i) The Reporting Person is the chairman of the board of directors of the Issuer whose principal business address is listed above and whose principal business is growing production and reserves in the core of the Delaware Basin, through drilling and bolt-on acquisitions.

(d)	Criminal Convictions

During the past five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Proceedings

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship

The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

On November 8, 2017, the Reporting Person received 176,113 shares of Common Stock, 1,150,979 Warrants and 534 shares of Series A Preferred Stock from KLR Energy Sponsor, LLC (of which the Reporting Person is a member) as a distribution to its members. The Reporting Person did not pay any consideration for the securities he received in the distribution by KLR Energy Sponsor, LLC.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes, and he intends to review his investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with management, the board of directors, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Issuer’s board of directors.

This information set forth above under Item 3 is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D are incorporated herein by reference.

The Reporting Person is the record owner of (i) 193,724 shares of Class A Common Stock, (ii) 1,150,979 warrants and (iii) 534 shares of Series A Preferred Stock, which may initially be converted into 46,435 shares of Class A Common Stock in accordance with the terms of the Certificate of Designations.

The aggregate percent of Class A Common Stock beneficially owned by the Reporting Persons is based on 7,159,659 shares of Class A Common Stock deemed to be outstanding, including (i) 5,856,579 shares of Class A Common Stock currently issued and outstanding, (ii) 1,150,979 shares of Class A Common Stock issuable upon exercise of warrants owned by the Reporting Person, and (iii) 46,435 shares of Class A Common Stock issuable upon conversion of shares of Series A Preferred Stock owned by the Reporting Person.

(c) Except for receiving the distribution from Sponsor described in this Schedule 13D under Item 3 above, which is incorporated by reference herein, the Reporting Person has not engaged in any transactions in the Issuer’s securities during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On April 27, 2017, the Issuer consummated a business combination (the “Business Combination”) pursuant to that certain Business Combination Agreement, dated as of December 20, 2016, by and between the Issuer and Tema Oil and Gas Company (“Tema”). In connection with the Business Combination, Tema, KLR Energy Sponsor, LLC and the Issuer entered into a Shareholders’ and Registration Rights Agreement (the “SHRRA”). The Reporting Person is a permitted transferee under the SHRRA. Permitted transferees are bound by the transfer restrictions set forth in the SHRRA. Therefore, the Reporting Person may not transfer the securities it received in the distribution by KLR Energy Sponsor, LLC in contravention of the SHRRA. This description of the SHRRA does not purport to be complete and is qualified in its entirety by reference to the SHRRA, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit No.	Description
99.1	Shareholders’ and Registration Rights Agreement, dated as of December 20, 2016, by and among Tema Oil and Gas Company, KLR Energy Sponsor, LLC, KLR Energy Acquisition Corp., Anchorage Illiquid Opportunities V, L.P. and AIO V AIV 3 Holdings, L.P. (incorporated by reference to the Company’s Form 8-K, filed with the Commission on December 20, 2016).

Signatures

After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2017
	By:	/s/Gary C. Hanna
	Name:	Gary C. Hanna